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                                                                    Exhibit 4(a)

              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

    AN OPPORTUNITY TO PURCHASE THE STANDARD PRODUCTS COMPANY COMMON SHARES

                          THROUGH PAYROLL DEDUCTIONS

         The Standard Products Company (the "Company") has agreed to make its payroll deduction facilities available to eligible employees to enable them to purchase, on the New York Stock Exchange, common shares of the Company at market prices current at the time of the purchase through individual Monthly Investment Plan accounts opened by such employees with Merrill Lynch, Pierce, Fenner & Smith Incorporated. The employer (the Company or one of its subsidiaries) will contribute an amount equal to 10% of the participating employee's actual payroll deductions. The Company reserves the right to amend or terminate the Plan at any time.

         The Company has asked that all eligible employees be advised that their participation is entirely voluntary and that the Company and its subsidiaries are making no recommendations to their employees to whether they should or should not participate.

ELIGIBILITY

         All employees of The Standard Products Company and its subsidiaries are eligible to participate in the Plan provided that they have attained the age of majority in the state where they reside.

METHOD OF OPERATION

         Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") will open and maintain accounts in the names of employees who so request and will make purchases and sales of common shares of the Company on the New York Stock Exchange for the account of such employees. Dividends received on shares held in an employee's account will be reinvested in additional common shares of the Company, unless the employee advises Merrill Lynch that he wishes to receive cash dividends.

         In addition to the 10% contribution made by the employing Company, the Company will pay Merrill Lynch for commissions on shares acquired with the payroll deductions and Company contributions. Merrill Lynch's commission and other charges in connection with sales, dividend reinvestments or in connection with any other purchases not made by payroll deductions and the employing Company's contributions will be payable by the employee who orders the transactions for his account.

OPENING ACCOUNTS

         An eligible employee may elect to open a Monthly Investment Plan account by:
   1: Executing the attached authorization for payroll deductions to be made by the Company or the appropriate subsidiary (Specify the amount to be deducted - See Deduction Authorizations below); and
   2: Executing the attached purchase order authorizing Merrill Lynch to establish the employee's account; and
   3: Forwarding both completed forms to Merrill Lynch who will then submit the deduction authorization to the Company after opening the employee's account.

DEDUCTION AUTHORIZATIONS

         Payroll deduction authorizations will be effective until cancelled or until termination of employment. The amount per month to be withheld from the participating employee's pay may be a minimum of $10 and a maximum of $300.

         The payroll deduction may be revised or terminated at any time by the employee's written request submitted to the payroll office making the deduction. Commencement, revision or termination of deductions will become effective as soon as practicable after an employee's request is received by the Company.

         Amounts deducted from pay checks pursuant to such authorization will be commingled and forwarded monthly by the Company to Merrill Lynch with a list of the amounts credited for each employee's account.

         The Company and its subsidiaries reserve the right to discontinue making contributions and/or the use of the companies' payroll deduction facilities for purchasing stock at any time they deem such action to be advisable.


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                             TERMS AND CONDITIONS

            TO: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

I understand that the following terms and conditions shall govern all transactions in my account with Merrill Lynch, Pierce, Fenner & Smith Incorporated and the voting and handling of securities in such account.

1. All provisions of any constitution, rules, and regulations of the exchange or market place and its clearing house, if any, where transactions are executed, shall apply. I warrant that I have attained the age of majority in the state in which I reside.

2. Single payments in my account may be made by forwarding to you a check or money order with a designation of the security to be purchased. Each acceptable payment, less standard charges, will be applied to the purchase of full shares and/or a fractional interest. The execution of single payment purchases, or sales, will be at the opening or as soon as practicable thereafter on the first business day following the day the order is received.

3. Payments for either a Payroll Deduction Plan or a Dividend Reinvestment Plan will periodically be made either through payroll deductions by my employer, or by the company's dividend paying agent. Each such payment may be commingled with other participants' funds and additional funds, if any, forwarded by my employer or the dividend paying agent, to purchase shares and fractional interest in share. Shares for either plan may be purchased over a period of time, and the average price of shares purchased shall be the price per share allocable to me.

4. Commissions, fees, or other charges on all transactions in my account will be in accordance with the rates from time to time in effect under the rules of the New York Stock Exchange where applicable or at such other rates as posted by Merrill Lynch, Pierce, Fenner & Smith Incorporated and in effect at the time of the transaction.

5. Cash dividends on shares held in my account on the record date for dividends will be credited to my account on payment date and reinvested, unless I instruct you to the contrary. My pro-rata share of stock dividends and split-ups of shares are to be credited to my account. Other distributions of securities and rights to subscribe will be sold and the net proceeds handled as a cash dividend.

6. Upon request, and subject to a transfer charge, a certificate in my name for the full shares of a security held in my account will be mailed to me. Proceeds of sales will be held for my account unless you are instructed otherwise.

7. On receipt by you of advice of my legal incapacity or death, securities and cash in my account shall be held pending receipt of proper authorization and instructions.

8. Any controversy between us arising out of transactions in this account or this agreement shall be settled by arbirtration before the National Association of Securities Dealers, or the New York Stock Exchange, or the American Stock Exchange, only.

9. Executions and other services shall be limited to those described in these terms and conditions or which Merrill Lynch may from time to time announce. Customers who wish to avail themselves of services not offered in these accounts may at any time apply for a regular cash or margin account. I understand that from time to time you will provide me with information concerning securities selected by your Research Division. I may choose investments from these securities or I may select any securities available through this account which I believe to be consistent with my investment objectives.


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